SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )


                             PROTOSOURCE CORPORATION
                                (Name of Issuer)

                           Common Stock. no par value
                         (Title of Class of Securities)

                                   743958 10 0
                                 (CUSIP Number)

                               Charles Snow, Esq.
                             Snow Becker Krauss P.C.
                   605 Third Avenue, New York, New York 10021
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                  June 24, 1997
             (Date of Event which Requires Filing of this Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].




                                Page 1 of 3 pages

                                  SCHEDULE 13D

CUSIP No. 743958 10 0                                          Page 2 of 3 Pages
--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Isaac Paschalidis

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS
         PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                             7)   SOLE VOTING POWER
                                  40,000 post-split

NUMBER                       8)   SHARED VOTING POWER
OF SHARES
BENEFICIALLY
OWNED BY                     9)   SOLE DISPOSITIVE POWER
EACH                              40,000 post-split
REPORTING
PERSON WITH                  10)  SHARED DISPOSITIVE POWER


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       40,000 post-split

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.8%

14)  TYPE OF REPORTING PERSON
       IN

Except as set forth in this Amendment No. 1 to Schedule 13D (the "Amendment"), the Schedule 13D filed by the Reporting Person, dated November 8, 1996 remains in force and effect.

Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended in the following respects:

     (a) The Reporting Person beneficially owns 40,000 post-split Shares outright. This amount represents approximately 7.8% of the outstanding Shares of the Issuer.

     (c) On June 24, 1997 the Reporting Person sold 20,000 post-split Shares in the open market at $5.00 per Share. The transaction was effected through Andrew Alexander Wise & Co., Inc., a market-maker for the Shares.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: July 16, 1997                                      /s/ Isaac Paschalidis
                                                          ---------------------
                                                              Isaac Paschalidis


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